Exhibit 99.1

NEWS RELEASE

CONTACT:	Gary S. Maier
Maier & Company, Inc.
(310) 471-1288

HIGHWAY HOLDINGS ANNOUNCES DEVELOPMENT OF LOW-COST C02 COOLING SYSTEM FOR INDUSTRIAL AND COMMERICAL CLEANING

-- Patent-Pending, New Technology Applicable for Snow-Jet Cleaning Systems --

HONG KONG – April 27, 2015 -- Highway Holdings Limited (Nasdaq:HIHO) today announced it has developed a low-cost proprietary liquid carbon dioxide (CO2) cooling system to be used for CO2-based cleaning applications.

The new technology will lower the cost of the system and be more cost-effective than other available cooling systems. It will also require less space than other products, with a design that allows for incorporation directly into the spray gun.

The company has filed a patent application on this CO2 cooling system in Hong Kong, and it plans to apply for patent protection in other markets worldwide.

The company also announced plans to expand the scope of its CO2 cleaning equipment to include both the dry ice and snow-jet cleaning processes. To date, the company has only been developing a CO2 snow jet product. CO2 snow-jet cleaning applications are primarily utilized for industrial applications -- such as preparation for gluing materials; preparation before painting and coating of components; and cleaning of glass and electronic circuit boards. These processes are especially important for automotive and airline-related products. Dry ice CO2 cleaning, which is slightly more abrasive than snow-jet equipment, has an even broader addressable market, with applications such as tool, engine, electrical equipment cleaning, paint stripping, rust and mold removal, de-burring metal components, refurbishing furniture and automotive repair uses.

Highway Holdings formed in 2013 a joint venture, Advanced Cleaning Innovation Asia (ACIA), with ACI Systems GmbH, based in Zimmern, Germany, to manufacture and market in Asia a series of proprietary CO2 snow-jet cleaning systems for industrial and commercial cleaning applications.

The CO2 snow-jet cleaning machine differs from other systems currently on the market due, in part, to the utilization of a patented nozzle technology that was developed at the internationally recognized Fraunhofer Institute based in Germany in collaboration with the founders of the ACI Group. Fraunhofer Institute is the largest application-oriented research organization in Europe. ACI Group holds the right to this patented nozzle technology, which optimizes the entire cleaning process by minimizing the consumption of CO2. It also eliminates the negative “wet” condensation effect of other existing CO2-based cleaning machines on the market.

CO2 snow-jet and dry ice cleaning systems are existing technologies that utilize pressurized carbon dioxide to clean in an environmentally friendly manner. The pressurized CO2 used in the cleaning process is derived from the atmosphere, as well as from industrial processes as a by-product, representing environmental friendly sourcing.

“The expansion and improvement of our CO2-based cleaning technology addresses increasing demand for sophisticated and environmentally friendly cleaning equipment, particularly given ongoing global concerns about chemical cleaning solvents and their effect on human health and the environment. Europe, during the last few years, for example, has adopted strict import regulations with regard to certain toxic cleaning chemicals and products treated with such chemicals. All importers into Europe must now comply with these regulations and certify compliance with these new standards. We anticipate market demand for CO2 cleaning products will increase significantly due to increasing environmental considerations and the anticipated reduction in the cost of cleaning machines,” said Roland Kohl, president and chief executive officer of Highway Holdings.

Kohl noted that the market for CO2 cleaning products is evolving and currently being served by a small number of companies. “This market is gaining momentum and the expansion into CO2 cleaning products supports our ongoing strategic commitment to add product lines with strong growth prospects that complement the company’s OEM business,” Kohl said.

Highway Holdings owns a 51 percent interest in the joint venture, and ACI Systems owns the remaining 49 percent. Highway provides ACIA with manufacturing and assembly facilities for the production of the cleaning systems. ACI Group sells the patented nozzle to ACIA, and provides technology, technical support and training to the joint venture.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies and finished products. Highway Holdings’ administrative offices are located in Hong Kong, with manufacturing facilities located in Shenzhen in the People’s Republic of China and assembly services in Myanmar.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

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